Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

Alcatel-Lucent announces governance structure to prepare company for proposed combination with Nokia

•	For the transition period, Philippe Camus is appointed Chairman & Interim CEO, per Sept. 1, supported by Philippe Guillemot, Jean Raby and Basil Alwan in overseeing transition and completion of The Shift Plan

•	Jean-Cyril Spinetta appointed Lead Director of the Board

•	Michel Combes to step down as CEO, effective September 1

Paris, France, July 30, 2015 – The Board of Directors of Alcatel-Lucent (Euronext Paris and NYSE: ALU) has announced today the governance structure to lead the Group as it prepares for the proposed combination with Nokia.

Effective September 1, 2015, and for the duration of the transition period, Philippe Camus, currently Chairman of the Board of Directors, will become Chairman and Interim CEO. Jean-Cyril Spinetta is appointed Lead Director of the Board. Philippe Guillemot, Chief Operating Officer, will be in charge of leading the operational management of the group. Jean Raby, Chief Finance and Legal Officer, will be responsible for completing the proposed transaction with Nokia. Philippe Guillemot and Basil Alwan, President of the IP Routing & Transport business line, will jointly lead the integration team.

Michel Combes will step down as CEO, as was indicated at the time of the announcement of the proposed merger with Nokia on April 15. His departure from the group will be effective September 1.

The leadership team will be responsible for completing Alcatel-Lucent’s 2015 targets under the Shift Plan and closing the proposed transaction with Nokia and preparing for the companies’ integration.

Commenting on the Board’s decision, Philippe Camus said: “In order to achieve the objectives of this transition period and ensure the successful integration with Nokia, I will be supported for operational responsibilities by Philippe Guillemot who, in addition to leading execution of The Shift Plan, will also be in charge of the Executive Committee and will co-lead the integration process with Basil Alwan. Jean Raby will ensure the closure of the intended transaction in the best interests of the Alcatel-Lucent shareholders.”

Mr. Camus added: “On behalf of the Board of Directors, I also wish to express our deep gratitude to Michel Combes. His determination to turn around Alcatel-Lucent and his leadership have enabled the Group’s transformation.

“Alcatel-Lucent has already delivered on major steps of The Shift Plan, successfully focusing itself around growth in next-generation and reviving the confidence of its stakeholders. Michel can be credited with renewing a company which is now ready to reap the fruits of these efforts, and commence a new chapter in its history.”

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: +33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: +33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS

MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: +33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: +1 908-582-7998

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Alcatel Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to the future corporate governance structure of the Group. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Alcatel Lucent’s control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on Alcatel Lucent’s beliefs, assumptions and expectations of future performance, taking into account the information currently available to it. These forward-looking statements are only predictions based upon Alcatel Lucent’s current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the ability of the parties to obtain the necessary regulatory approvals and consummate the pending transaction.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Alcatel Lucent will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Alcatel Lucent or its business or operations. Except as required by law, Alcatel Lucent undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel Lucent in any jurisdiction. This communication is not a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed by Nokia with the U.S. Securities and Exchange and Commission (the “SEC”), the Solicitation/Recommendation Statement on Schedule 14D-9 to be filed by Alcatel Lucent with the SEC, the listing prospectus to be filed by Nokia with the Finnish Financial Supervisory Authority, the tender offer document (note d’information) to be filed by Nokia with the Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this communication has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PUBLIC EXCHANGE OFFER.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel, as applicable, will be available free of charge at the SEC’s website (www.sec.gov).

Nokia’s tender offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the public exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (http://company.nokia.com/en) and Alcatel (www.alcatel-lucent.com), as applicable.